#82-4015





Eisai Co., Ltd. 4-6-10 Koishikawa, Bunkyo-
Phone: 03- 3817-5120

Eisai is a Human Health Care Corporation striving for innovative solutions in prevention, cure and care for the health and well-being of people worldwide. We combine our talents to understand and meet the needs of patients and their families to enhance the quality of life.

No. 05-25
FOR IMMEDIATE RELEASE
July 14, 2005

SUPPL

Eisai Announces Establishment of a Pharmaceuticals Marketing Subsidiary in Sweden

Eisai Co., Ltd. (Headquarters: Tokyo, President & CEO: Haruo Naito) announced on July 8, 2005, the establishment of a pharmaceuticals marketing subsidiary, Eisai AB, in Sweden to expand business in the four Nordic countries (Sweden, Denmark, Finland and Norway). Eisai AB is owned by Eisai Europe Limited (Headquarters: London, President: Yutaka Tsuchiya).

In the Nordic market, Eisai AB plans to sell and promote pharmaceuticals mainly in the neurology area including the anti-epileptic drugs *Zonegran*® and *Inovelon*®, for which a marketing application has been submitted to the European Medicines Evaluation Agency. The newly established subsidiary company will also promote active business development, and aims at establishing an efficient and profitable business framework.

In Europe, Eisai already has marketing subsidiaries in the U.K., France, Germany, Spain, Italy and Switzerland. The U.K. and German subsidiaries have branch offices in Ireland and Austria, respectively. The entry to the Nordic market will allow the Company to cover the major European markets and further expand its sales network over the area.

Eisai AB will establish a business structure in the four Nordic countries and will provide a stable supply of high quality products and appropriate product information for safe and proper usage to meet the medical needs of patients in these countries.

[Company Outline]

Company Name:	Eisai AB
Capital:	SEK 10 million (approx. 150 million yen)
Location:	Stockholm, Sweden
Operations:	Promotion/sale of pharmaceuticals

Contacts:

Eisai Co., Ltd.
Corporate Communications Department
Phone 03-3817-5120 (Tokyo)